CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Knock-Out Notes due 2011	$7,570,000	$539.74

Pricing Supplement To prospectus dated December 23, 2008, and prospectus supplement for knock-out notes dated January 8, 2010	Pricing Supplement No. 325 Registration Statement No. 333-156423 Dated February 25, 2010; Rule 424(b)(2)

Structured Investments	Morgan Stanley $7,570,000 Knock-Out Notes Linked to the S&P 500® Index due March 17, 2011
General
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The notes are designed for investors who are willing to forgo interest and dividend payments in exchange for a fixed Contingent Return if the Index Closing Value of the S&P 500® Index during the approximately 12-month Observation Period, including on the Valuation Date, has not declined, as compared to the Initial Index Value, by more than 27.25%.  If the Index Closing Value has declined on any index business day during the Observation Period, as compared to the Initial Index Value, by more than 27.25%, investors will receive a return based on the performance (whether positive or negative) of the Underlying Index on the Valuation Date, subject to the Maximum Payment at Maturity, and will lose some or all of their principal if the Final Index Value has declined from the Initial Index Value.

•	Senior unsecured obligations of Morgan Stanley maturing March 17, 2011†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on February 25, 2010 and are expected to settle on or about March 4, 2010.
Key Terms
Underlying Index:	S&P 500® Index
Knock-Out Event:
A Knock-Out Event occurs if, on any index business day during the Observation Period, the Index Closing Value has decreased, as compared to the Initial Index Value, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	27.25%
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred during the Observation Period, you will receive a cash payment at maturity per note equal to $1,000 plus a return equal to $1,000 times the Contingent Return, which will equal $1,075 per note.  For additional clarification, please see “What is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Index?” on page 2.

If a Knock-Out Event HAS occurred during the Observation Period, you will receive a cash payment at maturity that will reflect the percentage appreciation or depreciation in the Index Closing Value on a 1 to 1 basis.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Underlying Index Return), subject to the Maximum Payment at Maturity

If a Knock-Out Event has occurred, you will lose some or all of your investment if the Final Index Value has declined from the Initial Index Value.  There is no minimum payment at maturity and you could lose your entire investment.

Contingent Return:	7.50%
Observation Period:
The period that includes each index business day on which a market disruption event does not occur from and including the first index business day immediately following the Pricing Date to and including the Valuation Date.  The Observation Period will extend to the date on which the Final Index Value is determined if the Valuation Date is postponed in accordance with the definition thereof.

Maximum Payment at Maturity:	$1,075 per note (107.50% of the stated principal amount)
Monitoring:	Closing Level
Index Closing Value:	On any day, the index closing value for the Underlying Index
Underlying Index Return:	Final Index Value – Initial Index Value Initial Index Value
Initial Index Value:	1,102.94, which is the Index Closing Value on the Pricing Date
Final Index Value:	The Index Closing Value on the Valuation Date
Valuation Date:	March 14, 2011†
Maturity Date:	March 17, 2011†
Pricing Date:	February 25, 2010
Issue Date:	March 4, 2010 (5 business days after the Pricing Date)
CUSIP:	617482KW3
ISIN:	US617482KW32
† Subject to postponement for non-index business days or in the event of a market disruption event and as described under “Description of Notes — Postponement of Valuation Date(s) or Review Date(s)” in the accompanying prospectus supplement for knock-out notes.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page S-18 of the accompanying prospectus supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Issuer
Per note	$1,000	$10.00	$990.00
Total	$7,570,000	$75,700	$7,494,300
(1)         JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. acted as placement agents for the notes and collectively received a fee from the issuer of $10.00 per $1,000 principal amount note.

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.
JPMorgan
Placement Agent
February 25, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for knock-out notes dated January 8, 2010.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated February 24, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement for knock-out notes dated January 8, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310000049/dp16113_424b2a1.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in this pricing supplement are defined in the prospectus supplement for knock-out notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

All references to “contingent minimum return” in the accompanying prospectus supplement for knock-out notes shall be deemed to refer to “contingent return” when read in conjunction with this pricing supplement.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Index?
The following table illustrates the hypothetical return at maturity on the notes.  The “Return on Notes” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical returns set forth below reflect the Contingent Return of 7.50% and the Maximum Payment at Maturity of $1,075 per note (a return of 7.50% on the notes) and assume an Initial Index Value of 1,000.  The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the notes.

		Return on Notes
Final Index Value	Underlying Index Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)
1,800.00	80.00%	7.50%	7.50%
1,650.00	65.00%	7.50%	7.50%
1,500.00	50.00%	7.50%	7.50%
1,400.00	40.00%	7.50%	7.50%
1,300.00	30.00%	7.50%	7.50%
1,200.00	20.00%	7.50%	7.50%
1,150.00	15.00%	7.50%	7.50%
1,175.00	10.75%	7.50%	7.50%
1,100.00	10.00%	7.50%	7.50%
1,075.00	7.50%	7.50%	7.50%
1,050.00	5.00%	7.50%	5.00%
1,025.00	2.50%	7.50%	2.50%
1,000.00	0.00%	7.50%	0.00%
950.00	-5.00%	7.50%	-5.00%
900.00	-10.00%	7.50%	-10.00%
850.00	-15.00%	7.50%	-15.00%
840.00	-16.00%	7.50%	-16.00%
800.00	-20.00%	7.50%	-20.00%
727.50	-27.25%	7.50%	-27.25%
700.00	-30.00%	N/A	-30.00%
600.00	-40.00%	N/A	-40.00%
500.00	-50.00%	N/A	-50.00%
400.00	-60.00%	N/A	-60.00%
300.00	-70.00%	N/A	-70.00%
200.00	-80.00%	N/A	-80.00%
100.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%
(1)  The Index Value has not declined, as compared to the Initial Index Value, by more than 27.25% on any index business day during the Observation Period.
(2)  The Index Value has declined, as compared to the Initial Index Value, by more than 27.25% on any index business day during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the return on the notes set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event HAS occurred, and the Index Closing Value decreases from the Initial Index Value of 1,000 to a Final Index Value of 500.  Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Return of 7.50% and is therefore exposed to the negative performance of the Underlying Index on a 1 to 1 basis.  The investor receives a payment at maturity based on the Underlying Index Return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%)  = $500

Example 2:  A Knock-Out Event HAS occurred, and the Index Closing Value increases from the Initial Index Value of 1,000 to a Final Index Value of 1,025.  Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Return of 7.50% and is therefore exposed to the performance of the Underlying Index on a 1 to 1 basis.  The investor receives a payment at maturity based on the Underlying Index Return of 2.50%, calculated as follows:

$1,000 + ($1,000 x 2.50%)  = $1,025

Example 3:  A Knock-Out Event HAS occurred, and the Index Closing Value increases from the Initial Index Value of 1,000 to a Final Index Value of 1,400.  Because a Knock-Out Event has occurred, the investor is exposed to the performance of the Underlying Index on a 1 to 1 basis.  Because the Underlying Index Return of 40% results in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,075 per note.

Example 4:  A Knock-Out Event has NOT occurred, and the Index Closing Value increases from the Initial Index Value of 1,000 to a Final Index Value of 1,400.  Because a Knock-Out Event has not occurred, the investor receives the fixed Contingent Return of 7.50%, regardless of any greater Underlying Index Return, and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 7.50%)  = $1,075

Example 5:  A Knock-Out Event has NOT occurred, and the Index Closing Value decreases from the Initial Index Value of 1,000 to a Final Index Value of 950.  Because a Knock-Out Event has not occurred, the investor receives the Contingent Return of 7.50% and therefore a payment at maturity per $1,000 principal amount note, calculated as follows::

$1,000 + ($1,000 x 7.50%)  = $1,075

Selected Purchase Considerations

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APPRECIATION POTENTIAL —If a Knock-Out Event HAS NOT occurred, your return will not be based on the Underlying Index Return and instead you will receive the fixed Contingent Return of 7.50% in addition to the principal amount, and the payment at maturity will be $1,075 for each note even if the Final Index Value is substantially greater than the Initial Index Value.  If a Knock-Out Event HAS occurred, you could lose a significant portion of your investment based on a 1% loss for every 1% decline in the Final Index Value, as compared to the Initial Index Value.  Even if a Knock-Out Event has occurred, if the Final Index Value is greater than the Initial Index Value, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Underlying Index Return, subject to the Maximum Payment at Maturity.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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DIVERSIFICATION OF THE S&P 500® Index — The return on the notes is linked to the S&P 500® Index.  The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the Underlying Index, see the information set forth under “S&P 500® Index” in the accompanying prospectus supplement for knock-out notes dated January 8, 2010.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes, which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes.  Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes.  The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  Because the notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected equity-linked notes.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Index or any of the component stocks of the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for knock-out notes dated January 8, 2010.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and do not pay you interest on the notes.  If a Knock-Out Event occurs during the approximately 12-month Observation Period, you will be fully exposed to any depreciation in the Index Closing Value.  If a Knock-Out Event has occurred and the Final Index Value is less than the Initial Index Value, the payment at maturity on each note will be less, and may be significantly less, than the stated principal amount of the notes and consequently, the entire principal amount of your investment is at risk.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

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YOUR APPRECIATION POTENTIAL IS LIMITED – The appreciation potential of the notes will be limited to $1,075 per note whether or not a Knock-Out Event has occurred, due to the fact that if a Knock-Out Event has not occurred, the fixed Contingent Return of 7.50% will be paid regardless of the Underlying Index Return, and if a Knock-Out Event has occurred, the payment at maturity will be subject to the Maximum Payment at Maturity of $1,075 per note.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Underlying Index would have.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES – Investors are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to the credit risk of Morgan Stanley and to changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full stated principal amount of your notes, the original issue price of the notes includes the agents’ commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying Index and the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the Underlying Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the value, especially in relation to the Knock-Out Buffer Amount and the expected volatility of the Underlying Index;
•	the time to maturity of the notes;
•	the dividend rates on the common stocks underlying the Underlying Index;
•	interest and yield rates in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the stated principal amount if a Knock-Out Event has occurred or is likely to imminently occur in light of the then-current level of the Underlying Index.

You cannot predict the future performance of the Underlying Index based on its historical performance.  We cannot guarantee that the performance will be positive, so that you will receive at maturity an amount in excess of the principal amount of the notes.  You can review the historical values of the Underlying Index below.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the Observation Period, including on the Valuation Date, could affect the value of the Underlying Index in a way that may reduce the amount you will receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily historical closing values of the Underlying Index from January 1, 2005 through February 25, 2010.  The closing value of the Underlying Index on February 25, 2010 was 1,102.94.  We obtained the closing values of the Underlying Index below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical values of the Underlying Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value during the Observation Period or on the Valuation Date.  We cannot give you any assurance that the Index Closing Value  will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the stated principal amount of the notes.

Historical Performance of the S&P 500® Index

License Agreements

License Agreement between Standard & Poor’s and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information— S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the accompanying prospectus supplement for knock-out notes.

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the prospectus supplement for knock-out notes.